Filed Pursuant To Rule 433
Registration No. 333-167132
November 10, 2010
Market Wrap With Moe Ansari Interviewing Juan Carlos Artigas of the World Gold Council
November 4, 2010
MR. MOE ANSARI: Welcome back, everyone, to Market Wrap. I’m Moe Ansari, President of Compak Asset Management. And you’re tuned in, as you’ve been doing so for over two decades now. And as always, you can call in and I will be more than happy to share with you my 34 years of trading experience.
But for the next few minutes, hold your calls; we are going to go to our guest line, as we do every day at this time of the day. And today, we have one of those topics that everybody wants to talk about. It is gold, and we have Mr. Juan Carlos Artigas. He is the Investment Research Manager at the World Gold Council in New York.
You have heard Natalie Dempster, she has been with the World Gold Council, and you heard her for the last few years. She has moved to London, and Mr. Artigas is the one now who writes the Gold Investment Digest. He is the author of the report.
The World Gold Council was founded in 1987. It was formed and funded by the world’s leading gold mining companies with the aim of stimulating and maximizing the demand for gold. And I guess they’ve done a pretty good job, because there is a lot of demand for gold and holding gold. Mr. Artigas, welcome to the broadcast.
MR. JUAN CARLOS ARTIGAS: Thank you, Moe. Thanks so much for having me.
MR. ANSARI: Juan Carlos, let’s talk a little bit about in your latest gold investment newsletter it takes a look at third quarter trends. What were the most notable trends during the last quarter?
MR. ARTIGAS: Well, first of all, the gold price continues its upward trend during the third quarter of 2010. It was in line with its quarterly average gain over the past five years, reinforcing the view that gold’s appreciation appears steady and measured.
There are various factors that affect, in general, the performance of gold as an asset. We saw a couple of those. About four factors, primarily, that were important drivers during these quarters, during this last quarter. The first one: concerns over the health of economic growth in developed countries and risks surrounding potential extensions and expansions of content reducing measures in the U.S., UK and Japan obviously had a positive effect.
Second, official sector activity continued to be supportive as gold sales from European central banks remain negligible, while emerging market central banks continued to increase their reserves for gold.

Third, anecdotal evidence suggests that there’s healthy activity into re-consumption, especially in China and other parts of Asia.
Finally, usage of gold in electronics, such as the iPhone or the iPad and other electronic devices, as well as other industrial applications remain a steady source of demand for the market.
MR. ANSARI: So, overall, we are seeing the demand continue going up. One of the reasons why a lot of people that I talk to are talking about having gold in their portfolio, they’re worried about the debasing of the currencies, the sort of race to the bottom, which has become the policy in a lot of countries where they want to devalue their currency as quickly as possible. People are looking at gold as an alternative currency.
Do you think that is one of the reasons why some of the people, especially in the developed world, where the currencies are starting to drop, like the dollar, like some of the other currencies, they are buying gold as a substitute currency?
MR. ARTIGAS: Yeah. I mean gold is definitely a hedge against currency risk and many investors around the world use it that way. It’s definitely one of the purposes. Beyond the hedging—using gold as a hedging vehicle against currency risk, in particular for U.S. investors is going to be the dollar—against concerns on the dollar.
But as you correctly pointed out, for Europeans they have also used it during the European sovereign debt crisis as a currency hedge. Beyond using gold as that, investors have, more and more, started to understand the very good qualities and characteristics that gold has as a diversifier and also as a very efficient vehicle to manage risk effectively.
MR. ANSARI: So one more thing that I was reading, though, was an article, I believe it was in the Financial Times yesterday, that I was looking at that. It’s showing that for the first time in about 20, 25 years, we are starting to see central banks buying gold where they were selling gold. Is that really something that you do know about, that they’re buying instead of selling? Why this turnaround in policy?
MR. ARTIGAS: Yeah, that is definitely a trend that has been developing. It just started to develop over the past few years. Over the last year in particular, central banks as a whole became net buyers of gold.
What does that mean? Well, traditionally, central banks, as a whole again, used to be net sellers of gold, especially because European central banks were selling gold on a constant basis during different quarters, during the 90s and the beginning of the decade in 2000 and before that as well.
But what we’ve seen now is that at the beginning of this decade, little by little, European central banks started to sell less and less. As I mentioned before in one of the points on the trend that we have observed in the Gold Investment Digest, is that central banks, sales from European central banks are negligible.

On the other hand, emerging market central banks have started to acquire gold in some substantial form in one way or another. And therefore, the net effect is that central banks as a whole, so if you look at the whole central banks around the world, they have become net buyers. That has been in place since the second quarter of 2009, basically, which tells you that, in particular, over the last year, central banks have been net buyers of gold.
MR. ANSARI: Why are the central banks doing that? We got a report from Jeddah the other day, from Saudi Arabia, that they’ve doubled their gold reserves. We heard China has increased their gold reserve. India has increased their gold reserve. Is there a concerted policy shift that we’re seeing in these emerging markets to have more gold in their reserves instead of dollars?
MR. ARTIGAS: Well, as any investor would, central banks also need to have diversified reserves. One of the things that has happened is that Europeans, as a legacy of the gold standard, used to have a lot of gold in their reserves and they started to offload part of that.
Now, emerging markets, on the other hand, used to have a lot of dollars in their reserves and they are diversifying part of those reserves. They have been acquiring other currency-backed securities. But they have also used gold as a way to diversify their reserves, which is what we are observing now.
MR. ANSARI: One of the reports I was looking at—we’re talking to Mr. Juan Carlos Artigas. He is the investment research manager at the World Gold Council in New York. Talking about New York, one of the largest holders of gold in the world is the New York Fed.
There was a report the other day that they hold about 266 million ounces of gold somewhere in one of the vaults in New York, or somewhere there. But there was a surprising report. The last time they put out this report was in 2004. They put this report out every few years.
It showed that 60 countries in the world had all their gold reserves held in New York. But now that number is down to 36, where only 36 of the world’s countries are having their gold reserves held in New York.
Why this shift? That countries are moving this gold out, or was this something that it was not really held, as the report said, that these countries really didn’t have their gold but it was other stuff and they counted it as gold? But is there really a shift that countries are moving their gold out of the United States and moving it back into other places?
MR. ARTIGAS: Well, no, I haven’t seen that report and I’m not really sure what the report says. So I couldn’t really comment directly on that. What I can tell you is that, going back to some of the points that we make in the Gold Investment Digest.
MR. ANSARI: Right.

MR. ARTIGAS: It has been very consistent and apparent that many emerging market central banks continue that trend of little by little acquiring more gold because of the need of diversification within their reserves.
MR. ANSARI: Mr. Artigas, let’s talk a little bit about price trends. On your second page of the Gold Investment Digest, and this is a great report. It’s about 20 pages or so—17, I’m looking at it, 19. Yeah. It’s a wealth of information about the gold market.
What is your prediction? Let’s move forward. There are some who predict gold will hit $2,000 an ounce in the next couple of years, just going back to the levels that was in 1980, adjusted for inflation, somewhere between $1,800 and $1,900 would be equivalent in today’s dollars. Do you think gold has a chance of going up to those levels?
MR. ARTIGAS: Well, the World Gold Council does not forecast future price levels. However, what I can tell you is that there is ample scope for continued robust growth in the gold market when you look at the demand and the supply dynamics that rule that market.
You have a lot of consumption, for example, for jewelry going to China, to India, to emerging market nations which are obviously growing. They have recovered better and faster than developed economies from the recent recession. So that remains obviously in place.
There are still a lot of macro economic issues that make gold an attractive investment from many respects. In the long run, India calling gold as a diversifier and as a vehicle to manage risk effectively is very much in place. There’s a steady source from industrial demand. So all those dynamics are very positive.
MR. ANSARI: So you think the dynamics are there right now as far as the fundamentals around the world for the gold prices to continue moving higher from where they are. That’s what you say in your price trends page also, on page two.
MR. ARTIGAS: Correct. I think the fundamentals of supply and demand are supportive of the gold market. The other aspect that we just talked about were central banks. Central banks, as we noted, were traditional net sellers. Therefore, they were part of the supply side of the story. Now they have moved into the demand side of the story, right? Which even from the mere perspective of them having very small sales, that takes away supply. Again, it’s supportive of these dynamics.
MR. ANSARI: What is the supply/demand picture right now as far as gold goes? Is there more production than there’s demand? Or is there an off take where we are seeing more demand coming into the market that is not meeting—the supply is not meeting all the demand?
MR. ARTIGAS: You’ve seen in many countries demand outpacing supply. China would be an example.
MR. ANSARI: Right.

MR. ARTIGAS: We have quarterly reports that focus in particular on supply and demand. For the next quarter it’ll be released about mid-November, November 17th.
MR. ANSARI: Okay.
MR. ARTIGAS: You can see some of those trends there. However, just to put it into perspective, in many respects demand has been very strong. For example, supply coming from mine production has not really increased and actually it has remained from constant to slightly lower relative to levels observed at the beginning of the decade.
So that hasn’t really increased much in terms of tonnage, yet you still have a lot of healthy activity coming from the demand side. Then you have in regard from central banks is, again, not coming into the market as a form of supply but rather as demand.
MR. ANSARI: Juan Carlos, if you could also send that report to us when you do release it on the 17th and I’ll go ahead and supply it to all of our listeners also, so we can get this information out to as many people as we can.
I do appreciate your time today, bringing us up to date where the gold market stands, what is going on from a global perspective, and bringing us all the update from the World Gold Council. Thanks again for being with us today on Market Wrap.
MR. ARTIGAS: Thank you, Moe.
MR. ANSARI: That is Mr. Juan Carlos Artigas. He’s the Investment Research Manager at the World Gold Council based in New York.
Juan Carlos has been kind enough to provide us his latest report. It’s the Gold Investment Digest. A lot of information. It shows price trends, investment trends, market and economic influences, gold market trends and key data.
It talks about the supply and demand, what’s going on in emerging markets, the commodity performance, the price volatility, exchange traded funds, GLD, gold futures, bars and coins, OCC market, lease rates, what’s going on with them.
Then it talks about the market and economic influences that are affecting the market. It’s chock full of information. If you want information on gold, this is the global perspective put out by the World Gold Council.
If you want it, I’ll send you a free copy. But you have to make the call, 1-800-388-9700, for your free copy of the Gold Investment Digest. 1-800-388-9700. If you’d like to call, call right now for the free report from the World Gold Council, the Gold Investment Digest.
Stay tuned. You are listening to the daily edition of Market Wrap.
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